Exhibit 99.1
Encana takes to the road with new mobile liquefied natural gas fueling stations to fill up emerging LNG fleets
Companies create innovative solution to expanding use of natural gas-powered vehicles
Calgary, Alberta (April 5, 2011) — Encana Natural Gas Inc., a subsidiary of Encana Corporation (TSX, NYSE: ECA), has reached an agreement that will see its new mobile liquefied natural gas (LNG) fueling stations provide fueling services to the newest fleet of LNG heavy-duty trucks in North America. Encana has agreed to be the sole fuel supplier to Heckmann Water Resources (HWR), a California company that provides water hauling services to Encana and other producers in Louisiana’s Haynesville resource play. Heckmann recently ordered 200 new LNG trucks, from Peterbilt Motors Corporation of Denton, Texas, which are powered by Westport HD Systems from Westport Innovations’ Inc. of Vancouver, B.C. Heckmann’s purchase represents a major thrust to convert the company’s water-hauling truck fleet to LNG from diesel, and will make HWR the operator of the largest fleet of LNG trucks in North America.
“We are very pleased to be part of an innovative North American solution to expand the use of liquefied natural gas in large-freight vehicles in the U.S. This initiative is a major step towards encouraging many companies servicing the energy industry to convert vehicles to run on affordable, environmentally-responsible LNG or compressed natural gas (CNG),” said Eric Marsh, Executive Vice-President, Encana Corporation & Senior Vice-President, USA Division.
“Due to sweeping technological breakthroughs, North American natural gas provides an abundant, affordable fuel alternative at a cost that is 20 to 40 percent lower than gasoline or diesel in many regions. Carbon dioxide emissions from natural gas vehicles are up to 30 percent lower. As part of the emerging transportation switch to natural gas, we are converting a large number of the more than 1,300 trucks and passenger vehicles in our own fleet to run on compressed natural gas,” Marsh said.
Encana will initially dispense liquefied natural gas to HWR’s truck fleet using mobile fueling stations, which consist of an insulated LNG tank and dispensing equipment built on a trailer that can be parked at key operating locations in the Haynesville resource play. Encana also plans to build its first permanent and public LNG fueling station in the Shreveport, Louisiana area later this year. Last November, Encana opened its first CNG fueling station at Coushatta in Red River Parish, Louisiana. Also, in 2011 Encana plans to open its next four CNG stations, one in each of the states of Wyoming and Colorado and two in Western Canada.
“We are proud to be the first oil and natural gas services provider to offer LNG trucks to our clients and to operate the largest fleet of LNG trucks in North America. Natural gas combustion produces up to 30 percent less greenhouse gases resulting in a much lower carbon footprint per vehicle, and domestic natural gas will provide us with a significant cost savings over the life of the vehicles,” said Richard J. Heckmann, Chairman and CEO of Heckmann Corporation, parent of HWR.
“This is the first LNG truck order by a natural gas industry service provider,” said David Demers, CEO of Westport Innovations. “HWR and Encana are leading the way to leverage clean, abundant, and domestically available natural gas. The fuel is inexpensive relative to diesel and its availability for this application makes an economic win-win for both HWR and Encana.”
Natural gas powered cars and trucks are fueled with CNG or LNG and operate similarly to gasoline or diesel-powered vehicles and generally have a longer operating life due to the cleaner combustion. Converting freight trucks and commercial vehicles has an immediate impact on saving fuel costs and reducing carbon emissions. For instance, converting one 18-wheeler from diesel to LNG is equivalent to removing the emissions of about 325 cars from the road.

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Encana Corporation
Encana is a leading North American natural gas producer that is focused on growing its strong portfolio of natural gas resource plays in key basins from northeast British Columbia to east Texas and Louisiana. Encana Natural Gas Inc., a subsidiary of Encana Corporation, is focused on expanding the use of natural gas by providing leadership in the technical and commercial acceleration of making abundant natural gas the fuel of choice in the North American power generation and transportation markets. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
Heckmann Corporation
Heckmann Corporation (NYSE: HEK) was created to buy and build companies in the water sector. In 2011, the Company continued the acquisition of additional disposal assets including expansion into the Eagle Ford Shale area in south Texas. In early 2010, the Company completed its 50-mile water disposal pipeline in the Haynesville Shale, and began expanding the line in 2011 to handle additional produced water and fresh water transportation. In February 2010, the Company announced its joint venture with Energy Transfer Partners (NYSE: ETP) to provide turnkey pipeline transportation solutions for complex water flows in the Marcellus and Haynesville oil and natural gas fields. The acquisition of an oilfield produced water disposal and transport company in November 2010, recently renamed Heckmann Water Resources, makes the Company one of the largest handlers of produced water in North America. www.heckmanncorp.com
Westport Innovations Inc.
Westport Innovations Inc. is a global leader in alternative fuel, low-emissions technologies that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and biofuels such as landfill gas. Westport’s unique technologies reduce nitrogen oxides (NOx), particulate matter (PM), and greenhouse gas emissions (GHG) while preserving the power, torque, and fuel efficiency of diesel engines. Westport Heavy Duty (Westport HD), the company’s proprietary development platform, is engaged in the engineering, design and marketing of natural gas-enabling technology for the heavy-duty diesel engine and truck market. To learn more about Westport’s business, visit its website or subscribe to its RSS feed at www.westport.com, or follow it on Twitter @WestportWPRT.
Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:
Ryder McRitchie	Alan Boras
Vice-President, Investor Relations	Vice-President, Media Relations
(403) 645-2007	(403) 645-4747

Lorna Klose	Carol Howes
Manager, Investor Relations	Manager, Media Relations
(403) 645-6977	(403) 645-4799

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